Exhibit 99.3

ONLINE VOTING

To vote your proxy electronically, please go to www.vstocktransfer.com/proxy You must reference your 12-digit control number listed below.
Vstock Transfer, LLC
18 Lafayette Place	CONTROL #
Woodmere, New York 11598
REQUESTING A PAPER OR ELECTRONIC
COPY OF THE PROXY MATERIALS

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

Have this notice available when you request a paper or electronic copy of the proxy materials:

By telephone please call (toll free) 1-855-987-8625 or by email at: vote@vstocktransfer.com

Please include the company name and your account number in the subject line.

G Medical Innovations Holdings Ltd.

Important Notice Regarding the Availability of Proxy Materials

for the Extraordinary General Meeting to be held on November 15, 2022

This communication presents only an overview of the more complete Proxy Materials that are available to you on the Internet.

We encourage you to access and review all of the important information contained in the Proxy Materials before voting.

If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a copy as instructed below on or before November 1, 2022 to facilitate a timely delivery.

ACCESSING YOUR PROXY MATERIALS ONLINE

The following Proxy Materials are available to you to review at

https://gmedinnovations.com/investors#irm-content

-	Notice of Extraordinary General Meeting

-	Proxy Statement for the Extraordinary General Meeting (including all attachments thereto);
-	The Proxy Card, and any amendments to the foregoing materials that are required to be furnished to shareholders.

PROXY STATEMENT OVERVIEW

The Extraordinary General Meeting of G Medical Innovations Holdings Ltd. (the "Company"), will be held by way of Virtual meeting on Tuesday, November 15, 2022 at 5:00 p.m. Israel Time, at https://zoom.us/j/92170654740?pwd=SEErQU9PbGYxclFxc1I0RnFEaDZXdz09

Proposals to be voted at the meeting are listed below along with the recommendations of the Board of Directors.

1.	To consolidate the ordinary shares of the Company

2.	To increase the authorised share capital of the Company

3.	To amend and restate the memorandum and articles of association of the Company

The Board of Directors recommends a vote FOR Proposals 1, 2, and 3.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares, you must go online or request a paper copy of the Proxy Materials to receive a proxy card.

* SPECIMEN *	AC:ACCT9999	90.00